Exhibit 21

SUBSIDIARIES OF JMP GROUP INC.

Name	Jurisdiction of Incorporation or Organization
JMP Group LLC	Delaware
JMP Securities LLC	Delaware
JMP Asset Management	Delaware
JMP Realty Trust, Inc.	Maryland